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AMENDMENT NO. 1 TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Old Second Bancorp, Inc.
(Name of Subject Company (Issuer))

Old Second Bancorp, Inc.
(Name of Filing Person, the Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

680277100
(CUSIP Number of Class of Securities)

William B. Skoglund
President and Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, Illinois 60506-4172
(630) 892-0202
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with a copy to:
 John E. Freechack, Esq.
Robert M. Fleetwood, Esq.
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee:
$27,625,000	$2,235

*
Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 650,000 shares of common stock of Old Second Bancorp, Inc. at the tender offer purchase price of $42.50 per share in cash.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,235	Form or Registration Number: Schedule TO
Filing Party: Old Second Bancorp, Inc.	Date Filed: May 20, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 20, 2003 (the "Schedule TO") by Old Second Bancorp, Inc., a Delaware corporation. The Schedule TO relates to the issuer tender offer of Old Second Bancorp to purchase up to 650,000 shares of its common stock, $1.00 par value per share, at a price of $42.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

        The responses to the items of the Schedule TO filed May 20, 2003 are hereby amended and supplemented as follows:

Item 4.    Terms of the Transaction

        1.     The second sentence under the caption "When Does the Tender Offer Expire? Can it be Extended?" in the Summary Term Sheet of the Offer to Purchase is amended by replacing "9:00 a.m., Aurora, Illinois time" with "9:00 a.m., Eastern time".

        2.     The second sentence to the second paragraph under the "General" subsection to Section 1 of the Offer to Purchase is amended by replacing "9:00 a.m., Aurora, Illinois time" with "9:00 a.m., Eastern time".

        3.     The second sentence in the fourth paragraph under the "General" subsection to Section 1 of the Offer to Purchase is amended by replacing the phrase "as promptly as practicable" with "promptly".

        4.     The first sentence in the first paragraph under the "Proration" subsection to Section 1 of the Offer to Purchase is amended by replacing the phrase "as promptly as practicable" with "promptly".

        5.     The second paragraph under the "Proration" subsection to Section 1 of the Offer to Purchase is amended by adding the following sentences after the first sentence in the paragraph:

  "In the event of a proration, we anticipate that we will commence payment on the tendered shares within ten business days after the expiration date. Despite any proration, we will commence payment on the tendered shares promptly after the expiration date."

        6.     The sixth paragraph under the "Purpose of the Offer" subsection to Section 3 of the Offer to Purchase is amended by replacing the fourth sentence in its entirety with the following sentence:

  "Mr. Benson, an executive officer, and Mr. Schmitz, a director, have indicated to us that they intend to tender 30,000 and 100,000 shares, respectively, pursuant to this offer."

        7.     The first paragraph under Section 4 of the Offer to Purchase is amended by adding the following sentence after the first sentence in the paragraph:

  "Thereafter, tenders are irrevocable, except that, unless earlier accepted for purchase in the offer, shares tendered may also be withdrawn at any time after forty business days after the commencement of the offer."

        8.     The second sentence in the first paragraph under the "Acceptance" subsection to Section 5 of the Offer to Purchase is amended by replacing the phrase "as soon as practicable" with "promptly".

        9.     The second paragraph under the "Acceptance" subsection to Section 5 of the Offer to Purchase is amended by adding the following sentence after the second sentence in the paragraph:

  "In the event of a proration, we anticipate that we will commence payment on the tendered shares within ten business days after the expiration date. Despite any proration, we will commence payment on the tendered shares promptly after the expiration date."

        10.   The paragraph under the "No Legal Prohibition Condition" subsection to Section 7 of the Offer to Purchase is amended by adding the following sentence after the first sentence in the paragraph:

  "Such benefits include the ability to add a new form of capital to our equity base in the form of trust preferred securities and to increase both our earnings per share and return on equity, all as more fully described in Section 3."

        11.   The last paragraph under the "Securities Ownership" subsection to Section 10 of the Offer to Purchase is amended by replacing the first sentence in its entirety with the following sentence:

  "Mr. Benson, an executive officer, and Mr. Schmitz, a director, have indicated to us that they intend to tender 30,000 and 100,000 shares, respectively, pursuant to this offer."

        12.   The second paragraph under the "Backup Witholding" subsection to Section 13 of the Offer to Purchase is amended by deleting the following:

  "is included for general information only and"

        13.   The fifth sentence to the first paragraph under Section 16 of the Offer to Purchase is amended by replacing "9:00 a.m., Aurora, Illinois time" with "9:00 a.m., Eastern time".

Item 7.    Source and amount of funds or Other Consideration

        1.     Subsections (b) and (d) to Item 7 of the Schedule TO are replaced in their entirety with the following:

    (b)
    The information under "Section 11. Source and Amount of Funds" is incorporated herein by reference.

    (d)
    The information under "Section 11. Source and Amount of Funds" is incorporated herein by reference.

Item 11.    Additional Information

        1.     The Letter of Transmittal is amended by replacing the first sentence of the fourth paragraph to the disclosure to the stockholders with the following:

  "The undersigned hereby represents and warrants that the undersigned has received a copy of the Offer to Purchase and Letter of Transmittal and agrees to the all of the terms of the Offer."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2003
OLD SECOND BANCORP, INC.
	by:	/s/ WILLIAM B. SKOGLUND William B. Skoglund President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase dated May 20, 2003
(a)(1)(ii)*	Letter of Transmittal
(a)(1)(iii)*	Form of Guidelines for Substitute Form W-9
(a)(1)(iv)*	Notice of Guaranteed Delivery
(a)(1)(v)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(vi)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
(a)(1)(vii)*	Form of letter to shareholders dated May 20, 2003 from the Chairman and the President and Chief Executive Officer of Old Second Bancorp
(a)(1)(viii)*	Question and Answers Brochure
(a)(1)(ix)*	Press Release
(b)(1)*	Promissory note made to the benefit of Marshall & Ilsley Bank
(d)(2)*	Form of indenture relating to the issuance of trust preferred securities
(d)	None.
(g)	None.
(h)	None.

*
Previously filed.

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  Item 4. Terms of the Transaction
  Item 7. Source and amount of funds or Other Consideration
  Item 11. Additional Information
SIGNATURE
EXHIBIT INDEX